

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 26, 2021

Ryan Frazier
Chief Executive Officer
Arrived Homes, LLC
999 3rd Avenue, Suite 3300
Seattle, WA 98105

> **Re: Arrived Homes, LLC**
> **Post Qualification Amendment on Form 1-A**
> **Filed July 13, 2021**
> **File No. 024-11325**

Dear Mr. Frazier:

We have reviewed your amendment and have the following comment. In our comment we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

Unless we note otherwise, our references to prior comments are to comments in our July 7, 2021 letter.

Post Qualification Amendment on Form 1-A filed July 13, 2021

General

1. We note your response to comment 1 and that you expect that a fully executed subscription agreement will be accepted or rejected within approximately 30 days of receipt. Additionally, we continue to note that you have the right to reject any subscription for any or no reason. As such, it appears that your offering is not a continuous offering. Please provide further analysis as to why you believe this is not a delayed offering prohibited by Rule 251(d)(3)(i)(F) of Regulation A.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have

FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Ruairi Regan at 202-551-3269 or Jonathan Burr at 202-551-5833 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: John Rostum, Esq.